Exhibit 4.6

FOXHOLLOW TECHNOLOGIES, INC.

2004 EQUITY INCENTIVE PLAN

PERFORMANCE UNIT AGREEMENT

Unless otherwise defined herein, the terms defined in the 2004 Equity Incentive Plan (the “Plan”) shall have the same defined meanings in this Performance Unit Agreement (the “Agreement”). Performance Units are also referred to as Restricted Stock Units, or RSUs.

I.	NOTICE OF PERFORMANCE UNIT GRANT

Name:

Address:

You have been granted the right to receive Performance Units, subject to the terms and conditions of the Plan and this Agreement as follows:

Grant Number

Date of Grant

Vesting Commencement Date

Total Number of Performance Units

Vesting Schedule:

The Performance Units shall vest in accordance with the provisions set forth in Exhibit A attached hereto.

Termination Period:

In the event Participant ceases to be a Service Provider for any or no reason (including death or Disability) before Participant vests in the Performance Units, the unvested Performance Units and the Participant’s right to acquire any Shares hereunder shall immediately terminate.

II.	TERMS AND CONDITIONS OF PERFORMANCE UNITS

1. Grant. The Company hereby grants to the Participant under the Plan an Award of Performance Units, subject to all of the terms and conditions in this Agreement and the Plan.

2. Company’s Obligation to Pay. Each Performance Unit represents the right to receive a Share on the date it vests. Unless and until the Performance Units shall have vested in the manner set forth in Section 3, the Participant shall have no right to payment of any such Performance Units. Prior to actual payment of any Performance Units, such Performance Units shall represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3. Vesting Schedule. Subject to Section 4, the Performance Units awarded by this Agreement shall vest in the Participant according to the vesting schedule set forth in the Notice of Performance Unit Grant, subject to the Participant continuing to be a Service Provider through each applicable vesting date. Notwithstanding the foregoing, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Units.

4. Forfeiture upon Termination as Service Provider. Notwithstanding any contrary provision in this Agreement (except for any vesting acceleration provision that may apply upon Participant ceasing to be a Service Provider set forth in Exhibit A), if the Participant ceases to be a Service Provider for any or no reason, the then-unvested Performance Units awarded by this Agreement shall thereupon be forfeited at no cost to the Company and the Participant shall have no further rights thereunder.

5. Payment after Vesting. Any Performance Units that vest in accordance with Section 3 shall be paid to the Participant (or in the event of the Participant’s death, to his or her estate) in whole Shares, provided that to the extent determined appropriate by the Company, any federal, state and local withholding taxes with respect to such Performance Units shall be paid by reducing the number of Shares actually paid to the Participant.

6. Payments after Death. Any distribution or delivery to be made to the Participant under this Agreement shall, if the Participant is then deceased, be made to the Participant’s designated beneficiary, or if no beneficiary survives the Participant, the administrator or executor of Participant’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

7. Withholding of Taxes. Notwithstanding any contrary provision of this Agreement, no certificate representing the Shares shall be issued to the Participant, unless and until satisfactory arrangements (as determined by the Administrator) shall have been made by the Participant with respect to the payment of income, employment and other taxes which the Company determines must be withheld with respect to such Shares so issuable. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit the Participant to satisfy such tax withholding obligation, in whole or in part by one or more of the following (without limitation): (a) paying cash, (b) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum amount required to be withheld, (c) delivering to the Company already vested and owned Shares having a Fair Market Value equal to the amount required to be withheld, or (d) selling a sufficient number of such Shares otherwise deliverable to Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. To the extent determined appropriate by the Company in its discretion, it shall have the right (but not the obligation) to satisfy any tax withholding obligations by reducing the number of Shares otherwise deliverable to Participant. If the Participant fails to make satisfactory arrangements for the payment of any required tax withholding obligations hereunder at the time any applicable Performance Units otherwise are scheduled to vest pursuant to Section 3, the Participant shall permanently forfeit such Performance Units and the Performance Units shall be returned to the Company at no cost to the Company and Participant shall have no further right to receive Shares with respect thereto.

8. Rights as Stockholder. Neither the Participant nor any person claiming under or through the Participant shall have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant.

9. No Effect on Service. Participant acknowledges and agrees that the vesting of the Performance Units pursuant to Section 3 hereof is earned only by Participant continuing to be a Service Provider through the applicable vesting dates (and not through the act of being hired or acquiring Shares hereunder). Participant further acknowledges and agrees that this Agreement, the transactions contemplated hereunder and the vesting schedule set forth herein do not constitute an express or implied promise of Participant’s continuation as a Service Provider for the vesting period, for any period, or at all, and shall not interfere with the Participant’s right or the right of the Company (or any Parent or Subsidiary employing or retaining Participant) to terminate Participant’s status as a Service Provider at any time, with or without cause.

10. Address for Notices. Any notice to be given to the Company under the terms of this Agreement shall be addressed to the Company, in care of its Chief Financial Officer at FoxHollow Technologies, Inc., 740 Bay Road, Redwood City, California, 94063-2469, or at such other address as the Company may hereafter designate in writing.

11. Grant is Not Transferable. Except to the limited extent permitted in the event of the Participant’s death, this grant and the rights and privileges conferred hereby shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately shall become null and void.

12. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement shall be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

13. Additional Conditions to Issuance of Stock. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of shares to the Participant (or his or her estate), such issuance shall not occur unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of the payment of any Shares shall violate federal securities laws or other Applicable Laws, the Company shall defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of Shares shall no longer cause such violation. The Company shall make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

14. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan shall govern.

15. Administrator Authority. The Administrator shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Performance Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon Participant, the Company and all other interested persons. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

16. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

17. Agreement Severable. In the event that any provision in this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.

18. Modifications to the Agreement. This Agreement constitutes the entire understanding of the parties on the subjects covered. Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in the Plan or this Agreement, the Company reserves the right to revise this Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Participant, to comply with Section 409A of the Code or to otherwise avoid imposition of any additional tax or income recognition under Section 409A of the Code in connection to this Award of Performance Units.

19. Governing Law. This Agreement shall be governed by the laws of the State of California, without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises under this Award of Performance Units or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, and agree that such litigation shall be conducted in the courts of San Mateo County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Award of Performance Units is made and/or to be performed.

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By Participant’s signature and the signature of the Company’s representative below, Participant and the Company agree that this Award of Performance Units is granted under and governed by the terms and conditions of the Plan and this Agreement. Participant has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Plan and this Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated below.

PARTICIPANT:	FOXHOLLOW TECHNOLOGIES, INC.

Signature	By

Print Name	Title

Residence Address

Exhibit A

The Performance Units will vest based on the Company’s fiscal year 2008 performance in the following metrics (the “Performance Objectives”):

	Weight	Threshold	Score	Target	Score	Maximum	Score
Revenue (in millions)	33.3%	$245	35%	$275	100%	$300	165%
Diluted EPS[1]	33.3%	$0.40	35%	$0.60	100%	$0.80	165%
Shareholder return vs Nasdaq Medical Equipment Index for the two-year period ending December 31, 2008 (percentile rank)	33.3%	30%	35%	60%	100%	90%	165%

Scores for the each of the three metrics shall scale linearly between Threshold and Target and between Target and Maximum levels. Performance below the Threshold level in any individual metric results in a zero score being applied for that metric but does not preclude credit being applied for the other two metrics.

The Administrator will determine to what extent Performance Objectives have been achieved with the Administrator to take commercially reasonable efforts to make such determination no later than April 1, 2009. The vesting of the Shares of Restricted Stock will be subject to Participant remaining a Service Provider through the date the Administrator determines the Performance Objectives have been achieved. If the Administrator determines that the Performance Objectives have not been achieved, the Performance Units and the Participant’s right to acquire any Shares hereunder shall immediately terminate.

Notwithstanding the foregoing, upon a Change of Control occurring while Participant is an employee of the Company (or any Parent or Subsidiary of the Company), the Board or the Compensation Committee of the Board (the “Committee”), will determine, in its sole discretion, if and to what extent, the Performance Objectives would have been achieved had the Change of Control not occurred and the corresponding number of Performance Units that would have vested (the “Eligible Performance Units”), which will be eligible to vest in accordance with the paragraph below. Such determination will be made in the good faith of the Board or the Committee and will be based on the available facts, circumstances and performance of the Company as of the date of the Change of Control. If the Board or the Committee is not able to make a determination relating to the achievement of the Performance Objectives at the time of the Change of Control, then the number of Eligible Performance Units will equal the number of Performance Units that would have vested had the Performance Objectives been achieved at

[1]	Diluted EPS calculated according to generally accepted accounting principles adjusted to exclude items (if any) related to the following:
•	Restructuring (as defined under FAS 146)
•	Severance for CEO or member(s) of Leadership Team (President of Strategic Operations, CFO and/or COO)
•	In-process research and development
•	Litigation/arbitration settlements or court awards
•	Litigation/arbitration defense costs in excess of $1 million
•	Reversal of allowance on deferred tax assets over and above current tax liability
•	Gain or loss greater than $500,000 from sale of capital assets
•	Tax impacts related to any of the above

100% of target. If the Board or Committee determines that the Performance Objectives would not have been satisfied notwithstanding the Change of Control, then no Performance Units granted pursuant to this Agreement will be eligible to vest and this Award will terminate and Participant will have no further rights to receive Shares or any other payment or consideration pursuant to this Award.

In the event of a Change of Control, 50% of the Eligible Performance Units will vest as of the date of the Change of Control and the remaining unvested Eligible Performance Units will vest on the date that is (12) months following the date of the Change of Control, subject to Participant’s continued service with the Company (or its Parent or Subsidiary companies) through such date.

If within twelve (12) months following a Change of Control, Participant’s employment with the Company terminates as a result of an Involuntary Termination and Participant signs and does not revoke a general release of claims in a form acceptable to the Company, all unvested Eligible Performance Units will vest in full as of the date of such termination.

For purposes of this Agreement, the terms “Change of Control” and “Involuntary Termination” will have the same meaning as such terms are defined in the Change of Control and Severance Agreement entered into by Participant and the Company and dated [DATE].

Exhibit A

The Performance Units will vest based on the Company’s fiscal year 2009 performance in the following metrics (the “Performance Objectives”):

	Weight	Threshold	Score	Target	Score	Maximum	Score
Revenue (in millions)	33.3%	$295	35%	$340	100%	$400	165%
Diluted EPS[2]	33.3%	$0.80	35%	$1.00	100%	$1.20	165%
Shareholder return vs Nasdaq Medical Equipment Index for the three-year period ending December 31, 2009 (percentile rank)	33.3%	30%	35%	60%	100%	90%	165%

Scores for the each of the three metrics shall scale linearly between Threshold and Target and between Target and Maximum levels. Performance below the Threshold level in any individual metric results in a zero score being applied for that metric but does not preclude credit being applied for the other two metrics.

The Administrator will determine to what extent Performance Objectives have been achieved with the Administrator to take commercially reasonable efforts to make such determination no later than April 1, 2010. The vesting of the Shares of Restricted Stock will be subject to Participant remaining a Service Provider through the date the Administrator determines the Performance Objectives have been achieved. If the Administrator determines that the Performance Objectives have not been achieved, the Performance Units and the Participant’s right to acquire any Shares hereunder shall immediately terminate.

Notwithstanding the foregoing, upon a Change of Control occurring while Participant is an employee of the Company (or any Parent or Subsidiary of the Company), the Board or the Compensation Committee of the Board (the “Committee”), will determine, in its sole discretion, if and to what extent, the Performance Objectives would have been achieved had the Change of Control not occurred and the corresponding number of Performance Units that would have vested (the “Eligible Performance Units”), which will be eligible to vest in accordance with the paragraph below. Such determination will be made in the good faith of the Board or the Committee and will be based on the available facts, circumstances and performance of the Company as of the date of the Change of Control. If the Board or the Committee is not able to make a determination relating to the achievement of the Performance Objectives at the time of the Change of Control, then the number of Eligible Performance Units will equal the number of Performance Units that would have vested had the Performance Objectives been achieved at

[2]	Diluted EPS calculated according to generally accepted accounting principles adjusted to exclude items (if any) related to the following:
•	Restructuring (as defined under FAS 146)
•	Severance for CEO or member(s) of Leadership Team (President of Strategic Operations, CFO and/or COO)
•	In-process research and development
•	Litigation/arbitration settlements or court awards
•	Litigation/arbitration defense costs in excess of $1 million
•	Reversal of allowance on deferred tax assets over and above current tax liability
•	Gain or loss greater than $500,000 from sale of capital assets
•	Tax impacts related to any of the above

100% of target. If the Board or Committee determines that the Performance Objectives would not have been satisfied notwithstanding the Change of Control, then no Performance Units granted pursuant to this Agreement will be eligible to vest and this Award will terminate and Participant will have no further rights to receive Shares or any other payment or consideration pursuant to this Award.

In the event of a Change of Control, 50% of the Eligible Performance Units will vest as of the date of the Change of Control and the remaining unvested Eligible Performance Units will vest on the date that is (12) months following the date of the Change of Control, subject to Participant’s continued service with the Company (or its Parent or Subsidiary companies) through such date.

If within twelve (12) months following a Change of Control, Participant’s employment with the Company terminates as a result of an Involuntary Termination and Participant signs and does not revoke a general release of claims in a form acceptable to the Company, all unvested Eligible Performance Units will vest in full as of the date of such termination.

For purposes of this Agreement, the terms “Change of Control” and “Involuntary Termination” will have the same meaning as such terms are defined in the Change of Control and Severance Agreement entered into by Participant and the Company and dated [DATE].